December 17, 2014

Mr. Stephen Krikorian

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc.

Form 10-K for the Fiscal Year Ended July 26, 2014

Filed September 9, 2014

File No. 000-18225

Dear Mr. Krikorian:

On behalf of Cisco Systems, Inc., a California corporation (the “Company” or “Cisco”), set forth below is the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated December 3, 2014.

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 44

1.	Based on your earnings call, we note that you quantify and discuss the growth or decline associated with the number of orders for your U.S. Commercial, U.S. Enterprise and the U.S. Public Sectors customer segments. However, it does not appear that you provide a similar granular discussion in your filing. In this regard, tell us what consideration you gave to including this discussion to analyze the underlying reasons for changes in revenue and gross margins using each of these metrics. In addition, tell us whether or not customer and/or product orders represent key metrics that should be separately presented and discussed in your filing. It may also be helpful to include a tabular presentation of changes to each of your customer segments, prior to your operating results discussion.

Response:

As the Staff notes, we discuss in our earnings calls percentage changes with respect to product orders. In particular, in his earnings call overview remarks our CEO typically discusses percentage changes in orders for our reportable segments (that is, our geographical regions identified as Americas, EMEA and APJC). On such calls our CEO also discusses percentage changes in orders for our customer groups, and on occasion may also provide percentage changes in orders for selected product categories. Following our CEO’s overview remarks in these earnings calls, our CFO describes the actual operating results in terms of revenues, and not orders. We thus believe that the order information discussed in the CEO’s overview remarks is supplemental in nature, providing additional color as to the demand or “business momentum” for our products.

In our periodic reports when discussing changes in revenues for our reportable segments we describe the material underlying factors in terms of the changes in revenues from our customer markets within the respective segments. Further, we supplement this revenue information with an additional discussion of changes in revenue from our eight groups of similar products as additional color and context. In light of the mix of quantitative and qualitative information we currently provide in our filings, such as revenue by groups of similar products and statements regarding business momentum, we do not believe that a further discussion of changes in orders by reportable segment, customer market, or product group would provide material information to assist readers in understanding the periodic results beyond the other information that is presented. In fact, the changes in orders in a period often do not directly correlate with changes in our operating results for that period and therefore we do not consider changes in orders to be an independent cause of the periodic results that merits a separate discussion. Consistent with SEC Release 33-8350, we endeavored to “[identify] information that is required to be disclosed or that promotes understanding, while avoiding unnecessary information.”

In considering the materiality to investors of a separate discussion of the orders-related information addressed in our earnings calls, we evaluate this information not only in terms of whether it is material to an understanding of the current period operating results, but also as to whether the presentation of this information is needed to accurately describe material trends or uncertainties, as contemplated by Item 303(a)(3)(ii) of Regulation S-K. In this regard, we supplementally advise the Staff that whenever we believe that the current period operating results discussed in the Form 10-K or Form 10-Q are not expected to be reflective of future results, we identify this potential change in future results. For instance, in our Form 10-Q for the first quarter of fiscal 2014, we noted in the Overview section at the forepart of MD&A that we expected our revenue and earnings per share to decline in the second quarter on a year-over-year basis. In the MD&A Overview for the fiscal 2014 Form 10-K, we provided forward looking information as to how we foresaw important trends impacting our business in future periods.

For each of the foregoing reasons, we respectfully submit that we do not believe that quantification of product orders would provide material information to readers of these periodic reports beyond the information already provided to assist them in projecting our future operating results.

With respect to the Staff’s comment to consider including a tabular presentation of changes in customer markets, while we believe our customer market data to be sufficiently reliable for a qualitative discussion, we do not believe that such data lends itself to being prepared with sufficient precision to be included in tabular format or otherwise quantified in the reports we file with the Commission.

Product Revenue by Groups of Similar Products, page 47

2.	We note that you discuss the individual factors that caused material changes to your results of operations. Tell us what consideration was given to quantifying the relative impact of volume versus pricing on your operating results. For example, you indicate that revenue in your Switching product category decreased by 5%, or $711 million, driven by a 12%, or $656 million, decrease in revenue from modular switches. Specifically, you indicate that revenue from modular switches decreased due to lower sales of Cisco Catalyst 6000 Series Switches. In this regard, we note from your product gross margin discussion, on page 41, that product gross margin was driven by the unfavorable impact from product pricing. To the extent that you can identify the impact that product pricing had on your results, please tell us what consideration you gave to quantifying these amounts within your discussion of product revenues to aid in identifying trends resulting from volume versus pricing on your results. See Section III.B.4 of SEC Release 33-8350.

Response:

As noted in this comment, we did not discuss the extent to which changes in revenue for the respective periods were due to changes in prices or changes in volume of products sold and service provided. In managing our business, we consider price and volume to be key drivers in assessing our product gross margin and accordingly we have included such additional and supplemental information in the table on page 51. With regard to the impact on revenue from changes in prices or changes in volume, we respectfully advise the Staff that there are many interrelated factors that contribute to changes in our total product sales between periods, and these factors are typically interdependent such that quantification of individual factors would not be meaningful. For example, the impact of product pricing is affected by other factors such as price elasticity and demand. Similarly, the changes in prices cannot readily be isolated to individual units because our products to a large degree include highly customized solutions and often incorporate new features from year to year, and a substantial portion of revenue comes from the introduction of new products as was especially the case with respect to our NGN Routing and Switching product categories. In our view, where customized solutions consisting of products and services represent a significant portion of revenue, it is not as meaningful as it may be, for example, in a commoditized business, to speak of a change in unit prices as a cause of revenue changes.

Consistent with the way that the Company’s management views its business, the Company regularly quantifies in MD&A the impact of price and volume changes on its product gross margins as the Staff noted. The Company does not believe further quantification of the impact of volume and price changes would be meaningful.

3.	It appears that cost of revenues is the largest expense line item in your consolidated statements of operations. In this regard, please tell us what consideration you gave to expanding your gross margins discussion to provide greater insight into the relative significance and variability of the significant cost components, such as payroll, rent as well as materials, included within cost of revenues on a consolidated basis, by reportable segment and by products offerings. Also, clarify your productivity discussions to describe in greater detail what costs are attributable to this cost effect and whether you expect that the improvements will continue and represents a trend. If you believe that such information is not necessary for an understanding of your business, please provide us with support for your conclusion.

Response:

We acknowledge that cost of revenues for Cisco is the largest expense item in our consolidated statement of operations. As such, in all of our periodic reports we devote considerable attention to discussing gross margins. For several years we have included a tabular reconciliation quantifying the year-over-year changes in product gross margin. We believe this information to be insightful and useful for investors as it represents how Cisco internally views product gross margins and the reasons for the changes. We note that in addition to this tabular presentation, we disclose as a separate line item in MD&A our service gross margins, and include in our MD&A qualitative discussions regarding gross margins by reportable segment and cautionary key factors that affect gross margins.

With respect to the Staff’s specific comment regarding our gross margin discussion, we advise the Staff that the Company employs exclusively an outsourced manufacturing model and therefore variability in items such as payroll, rent, and similar items do not generally contribute in a meaningful way to the change in product gross margin. Such similar items are however relevant for our service gross margin discussion, which appears on page 52 of our Form 10-K. As such, we cited cost impacts such as outside service costs, partner delivery costs, and headcount-related cost as factors in the gross margin fluctuation. To extent that we have significant charges that impact product gross margin in a particular period, such as the recently reported significant litigation and supplier remediation charges, we typically will include a separate line item on the tabular reconciliation for the impact of these charges. In our gross margin by reportable segment discussion, we discuss in qualitative terms the same drivers we discuss in analyzing the consolidated product gross margin. In light of the foregoing discussion, we do not believe that providing quantification of the drivers of gross margin by reportable segment would contribute to the reader’s understanding of our operating results in a meaningful way beyond the disclosure that is provided.

We acknowledge the Staff’s comment regarding our discussion of productivity and, in future filings, we will enhance this discussion to be more descriptive of items that are included in productivity such as component costs, warranty expense, provisions for inventory, etc. Regarding the question on whether we expect the productivity improvements will continue and represent a trend, we note that we have been successful in achieving productivity improvements on a year-over-year basis for several years now, and we believe that these productivity improvements will continue. If at some time we believe that the trend evidenced by these historical results is unlikely to be reflective of future operating results, we would make appropriate disclosure at that time.

4.	We note that on page 47 you provide a table that presents revenues for groups of similar products. In addition, on page 51, you provide a table that summarizes the key factors that contributed to the change in your overall consolidated gross margin percentage along with a corresponding discussion of the main factors that contributed to period-over-period changes in your consolidated product gross margins. In this regard, to the extent that margins by similar product categories significantly differ, please tell us what consideration you gave to providing a table, similar to the table provided on page 47, that details either cost of sales or gross margins by similar products categories. Please advise and consider the requirements set forth in both Item 303(a)(3)(i) and Item 303(a)(3)(ii) of Regulation S-K.

Response:

We considered the requirements as set forth in both Item 303(a)(3)(i) and Item 303(a)(3)(ii) of Regulation S-K in writing our MD&A. With respect to the table referenced in the Staff’s comments, we have supplemented for several years the discussion of our revenue by products and services, and by segment, with this additional breakdown of revenue by groups of similar products. We believe this product information assists investors in understanding the sources of, and changes in, our revenue. We do not believe that providing gross margin information at the product level would similarly provide meaningful information. Many of these product categories have roughly similar margin profiles, with the exception of Service Provider Video and Data Center products, which as we indicated in our filing have lower gross margins. To the extent that we observe a meaningful trend with respect to gross margins within a product category, or a shift towards selling more or less of certain lower margin product categories, we have indicated such meaningful trends in our filing.

Restructuring and Other Charges

5.	Please tell us how your disclosure about the restructuring plan considers the guidance in SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from a restructuring plan (i.e., reduced employee expense) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. In this regard, we note that in each of your expense caption you reference a reduction attributable to such restructuring plans without quantification. Tell us what consideration you gave to quantifying this effect.

Response:

We considered the guidance in SAB Topic 5-P.4 in deciding whether to quantify the expense reductions attributable to our restructuring actions. On page 56 of the Form 10-K, we indicated that we expected to “reinvest substantially all of the cost savings from the restructuring actions in our key growth areas such as data center, software, security, and cloud,” and accordingly the overall cost saving related to our restructuring actions were not material for fiscal 2014 and are not expected to be material for future periods. We supplementally advise the Staff that the expected future effects on earnings and cash flows attributable to these actions, and the overall cost reductions for the respective line items, were also not material for fiscal 2014 and thus quantification was not deemed necessary. In future filings, we will expressly state that the overall cost savings from these restructuring actions were not material for the period presented and are not expected to be material for future periods.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact Prat S. Bhatt, Senior Vice President, Corporate Controller and Chief Accounting Officer, at (408) 526-7815, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel, at (650) 335-7657.

Sincerely,

/s/ Frank A. Calderoni

Frank A. Calderoni

Executive Vice President and Chief Financial Officer

cc:	Juan Migone, Securities and Exchange Commission

John T. Chambers, Cisco Systems, Inc.

Kelly A. Kramer, Cisco Systems, Inc.

Mark Chandler, Cisco Systems, Inc.

Prat S. Bhatt, Cisco Systems, Inc.

Daniel J. Winnike, Fenwick & West LLP

Kris Muller, PricewaterhouseCoopers LLP

Joseph Zullo, PricewaterhouseCoopers LLP